Exhibit 99.1

MATERIAL FACT

SUZANO S.A.
Publicly Held Company
CNPJ/ME No. 16.404.287/0001-55
NIRE 29.3.0001633-1

São Paulo, October 6, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) Instruction No. 358, of January 3, 2002, as amended, and CVM Instruction No. 480, of December 7, 2009, as amended, and in addition to the Material Facts that the Company disclosed on September 3 and 18, 2020 and October 2, 2020, informs its shareholders and the market in general the closing of the secondary public offering of 150,217,425 common shares, without par value, of Suzano (“Securities”) held by BNDES Participações S.A. – BNDESPAR, including 13,180,000 Securities in the form of American Depositary Shares (“ADSs”), at a price per Security to the public of R$46.00, resulting in an aggregate sale price of R$6,910,001,550.00 (“Global Offering”). The ADSs were offered and sold to the public at a price of U.S.$8.15 per ADS. The price per Security in the form of ADS corresponds to the price per Security translated into U.S. dollars, based on the selling exchange rate for U.S. dollars (PTAX) as published by the Central Bank of Brazil on October 1st, 2020, the pricing date of the Global Offering.

The Global Offering consisted of a public offering of the Securities concurrently (i) in Brazil, in unorganized over-the-counter-market, pursuant to CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable rules and regulations, including the placement of the Securities outside Brazil (“Brazilian Offering”); and (ii) outside Brazil, including in the form of ADSs, in an offering registered with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (“International Offering”).

J.P. Morgan Securities LLC, BofA Securities, Inc., Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc. and XP Investments US, LLC acted as global coordinators and joint bookrunners for the International Offering. Banco J.P. Morgan S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. acted as underwriters in the Brazilian Offering.

São Paulo, October 6, 2020.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer